SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH APRIL 20, 2004

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investors Relations
(55 61) 415-1140
ri@brasiltelecom.com.br

Media Relations
(55 61) 415-1378
cesarb@brasiltelecom.com.br

Free Translation

BRASIL TELECOM PARTICIPAÇÕES S.A.
Corporate Taxpayer Registration 02.570.688/0001 - 70
Board of Trade 533 0000 581 - 8

MINUTES OF THE ORDINARY AND EXTRAORDINARY
GENERAL SHAREHOLDERS’ MEETING
held on April 19, 2004.

(Drawn up as a summary, as pursuant to the authorization set forth in the 1st paragraph of Article 130 of Law 6,404/76)

1) Date, time and place: On the 19th (nineteenth) day of the month of April 2004, at 11 a.m., at the head office of Brasil Telecom Participações S.A. (“Company”), in the city of Brasília – Federal District, at SIA SUL – ASP - Lote D, Bloco B.

2) Summons: Notice published under the terms of article 124 of Law 6,404/76, on the following newspapers: Correio Braziliense, Valor Econômico and the Federal Official Journal (Diário Oficial da União), in the editions issued on March 19, 20 and 21, 2004, March 19, 22 and 23, 2004 and March 22, 23 and 24, 2004, respectively. As pursuant to Article 131, sole paragraph of Law 6,404 from December 15, 1976, the Ordinary and the Extraordinary General Shareholders’ Meeting were held cumulatively.

3) Roll Call: The shareholders who represent the quorum required for the approval of the matters set forth in the order of the day, in accordance with the records and signatures contained in the Shareholders’ Roll Call Book. Representative of the Company: Mr. Sami Arap Sobrinho. Representative of the Fiscal Council: Mr. Gilberto Braga. Representative of the Independent Auditors: Mr. Ulisses Marcelo Duarte Magalhães.

4) Board: At the opening of the meeting, Mr. Alexandre Hildebrand Garcia assumed his role as Chairman of the meeting, as set forth in Article 16 of the By-laws of the Company, inviting Mr. Antonio Amaro Ribeiro de Oliveira e Silva to act as secretary for the matters of the meeting.

5) Order of the Day: Firstly, the Chairman requested the Secretary to proceed with the reading of the Order of the Day, as follows:

ORDINARY GENERAL SHAREHOLDERS’ MEETING: 1 – Take the Accounts of the Management, examine, discuss and vote on the Financial Statements and the Management Report, relative to the fiscal year ended on December 31, 2003; 2 – Deliberate over the Allocation of the Net Profit of the Year and the Distribution of Dividends; 3 – Elect the members and the alternate members of the Fiscal Council; and 4 – Elect the members and the alternate members of the Board of Directors. EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING: 1 – Set the global remuneration of the Directors and of the members of Fiscal Council; and 2 – Amend the Article 5 of the Corporate By-law, to reflect the new amount of the Capital Stock and the number of shares of the Company, as a result of the capital increase approved on March 18, 2004.

6) Deliberations: Firstly, the shareholders approved, with unanimity of the votes given and with the abstention of the shareholders indicated at the end of this minutes, the drawn up of this minutes as a summary, as well as its publication without the signatures of the shareholders who attended to the meeting, according to the Article 130 and respective paragraphs, of Law 6,404/76. In reference to the subject matter of the Order of the Day placed into discussion, the shareholders deliberated the following: ORDINARY GENERAL SHAREHOLDERS’ MEETING: 1 – Based on the Opinion of the Independent Auditors and on the Opinion of the Fiscal Council, the shareholders deliberated, with unanimity of the votes given and with the abstention of the shareholders indicated by the end, to approve the Financial Statements and the Management Report referent to the year ended on December 31, 2003, published on March 19, 2004, on the editions of Correio Braziliense and Valor Econômico newspapers and in the Federal Official Journal (Diário Oficial da União); 2 – As pursuant to the Proposal of the Board in relation to the allocation of the Net Profit of the Year and the Distribution of Dividends and Interest on Shareholders’ Equity, referent to the year of 2003, the shareholders, with unanimity of the votes given and with the abstention of the shareholders indicated by the end of this minutes, fully approved the proposal presented. The amount of the dividends attributed to the common shares is R$ 71,338,093.53 (seventy-one million, three hundred and thirty-eight thousand, ninety three reais and fifty-three centavos) and to the preferred shares is R$ 119,839,760.45 (one hundred and nineteen million, eight hundred and thirty-nine thousand and seven hundred and sixty reais and forty-five centavos). The dividends approved herein shall be paid within the timeframe established in § 3rd of Article 205 of Law 6,404/76. 3 – The shareholders, with unanimity of the votes given and with the abstention of the shareholders indicated by the end of this minutes, decided to elect as effective members and alternate members of the Fiscal Council, with a mandate which extends up to the Ordinary Shareholder Meeting of 2005, Mr. Luiz Otavio Nunes West, Brazilian, married, accountant, holder of RG Identity Registration 1.178.095, expedited by SSP-BA, registered under CPF/MF Individual Taxpayers’ Registry 146.745.485-00, with office at Av. Presidente Wilson, nº 231/ 28º andar (parte) in the City of Rio de Janeiro, Rio de Janeiro state, as title member of the Fiscal Council and, to act as respective alternate, Mr. Augusto Cezar Calazans Lopes, Brazilian, married, accountant, holder of RG Identity Registration 09752473-0, expedited by SSP-BA, registered under CPF/MF Individual Taxpayers’ Registry 042.980.307-92, with office at Av. Presidente Wilson, 231/ 28º andar (parte), in the city and state of Rio de Janeiro; Mr. Gilberto Braga, Brazilian, married, economist, holder of RG Identity Registration 04722037-1, issued by IFP/RJ and registered under CPF/MF Individual Taxpayers’ Registry no. 595.468.247-04, with office at Av. Presidente Wilson, nº 231/ 28º andar (parte) in the city of Rio de Janeiro, Rio de Janeiro state, as title member of the Fiscal Council and to act as alternate member, Mr. Genivaldo Almeida Bonfim, Brazilian, married, accountant, holder of RG Identity Registration 1154372-82, expedited by SSP-BA, registered under CPF/MF Individual Taxpayers’ Registry 180.097.946-00, residing at Ceará street, 121/101 – Pituba, in the city of Salvador, Bahia state; Mr. Luiz Fernando Cavalcantti Trocoli, Brazilian, married, civil engineer, holder of RG Identity Registration 921055-56, expedited by SSP-BA, registered under CPF/MF Individual Taxpayers’ Registry 114.415.695-53, residing and domiciled in the city of Salvador, Bahia state, at Engenheiro Adhemar Fontes Street, n(Degree) 254/501, Puerto Month Building – Pituba, as title member of the Fiscal Council and to act as alternate member, Mr. Estácio Gonzaga de Sá, Brazilian, divorced, business administrator, holder of RG Identity Registration 2971257-29, expedited by SSP/BA and registered under CPF/MF Individual Taxpayers’ Registry 400.251.605-91, residing and domiciled in the city and state of São Paulo, at Av. Brigadeiro Faria Lima, nº 2.179/1º andar (parte), Jardim Paulistano. The Chairman granted to the preferred shareholders with no voting rights, the right to elect, through separate vote, a title member and respective alternate, as set forth in the terms of Article 161, paragraph 4, “a”, of Law 6,404/76, with the abstention of the shareholder Solpart Participações S.A. and the remaining shareholders present at the Meeting and holders of common shares, from voting in relation to this matter. In the manner mentioned in the legal device, the holders of preferred shares with no voting rights chose as title member Mr. Egon Handel, Brazilian, divorced, accountant, CPF/MF Individual Taxpayers’ Registry 029.279.850/49, holder of RG Identity Registration 10036519-97, expedited by SSP-RS, residing and domiciled in the city of Porto Alegre, Rio Grande do Sul state, with office at Andradas Street, 81/1,534; and as respective alternate Mr. Eduardo Grande Bittencourt, Brazilian, married, accountant, holder of RG Identity Registration 1005587934, expedited by SSP-RS, CPF/MF Individual Taxpayers’ Registry 003.702400-06, with office in the city of Porto Alegre, Rio Grande do Sul state, with office at Andradas Street, 81/1,534. The preferred shareholders acknowledge that the election of the title member of the Fiscal Council and its alternate was performed without the participation of the controlling shareholder, whether directly or indirectly. The minority common shareholders did not elect their representative for the Fiscal Council. 4 – The shareholders decided, with unanimity of the votes given and with the abstention of the shareholders indicated at the end of this minutes, to reelect and elect title and alternate members for the Board of Directors: Mr. Luis Octavio Carvalho da Motta Veiga, Brazilian, married, lawyer, holder of RG Identity Registration 26.121, expedited by OAB/RJ, CPF/MF Individual Taxpayers’ Registry 254.704.777-20, with Office at Araújo Porto Alegre Street, 70/1,101, Downtown, in the city and state of Rio de Janeiro, as title member of the Board of Directors, and to act as alternate member, Mrs. Maria Amália Delfim de Melo Coutrim, Brazilian, married, economist, holder of RG Identity Registration 12.944, expedited by MTB/CRE, and CPF/MF Individual Taxpayers’ Registry 654.298.507-72, with office on Presidente Wilson Avenue, 231/28 floor (parte), in the city and state of Rio de Janeiro; Mrs. Verônica Valente Dantas, Brazilian, divorced, business administrator, holder of RG Identity Registration 1.083.309, expedited by SSP/BA, CPF/MF Individual Taxpayers’ Registry 262.853.205-00, with office on Presidente Wilson Avenue, 231/28 floor (parte), in the city and state of Rio de Janeiro, as title member of the Board of Directors, and to act as alternate member, Mrs. Danielle Silbergleid Ninio, Brazilian, married, lawyer, holder of RG Identity Registration 09.896.765-6, expedited by IFP/RJ, and CPF/MF Individual Taxpayers’ Registry 016.744.087-06, with office on Presidente Wilson Avenue, 231/28 floor (parte), in the city and state of Rio de Janeiro; Mr. Carlos Bernardo Torres Rodenburg, Brazilian, divorced, business administrator, holder of RG Identity Registration 921058 SSP/BA, registered under CPF/MF Individual Taxpayers’ Registry no. 101.087.425-04, residing and domiciled in the city and state of São Paulo, with office on Brigadeiro Faria Lima Avenue, 2.179/1 floor (parte), as title member of the Board of Directors, and to act as alternate member Mrs. Daniela Maluf Pfeiffer, Brazilian, divorced, business administrator, holder of RG Identity Registration no. 08046911-7 expedited by IFP/RJ and registered under CPF/MF Individual Taxpayers’ Registry no. 018.613.777-03, residing and domiciled in the city and state of Rio de Janeiro, with office on Presidente Wilson Avenue, nº 231/28 floor (parte); Mr. Arthur Joaquim de Carvalho, Brazilian, married, business administrator, holder of RG Identity Registration 3749, expedited by CRA/BA, registered under CPF/MF Individual Taxpayers’ Registry 147.896.475-87, with office on Presidente Wilson Avenue, 231/28 floor (parte), in the city and state of Rio de Janeiro, as title member of the Board of Directors, and to act as alternate member, Mr. Rodrigo Bhering Andrade, Brazilian, married, attorney, holder of Identity Registration 7.781, expedited by OAB (Brazilian Bar Association)/DF, registered under CPF/MF Individual Taxpayers’ Registry 116.834.368-22, residing and domiciled in the city and state of São Paulo, with office on Brigadeiro Faria Lima Avenue, 2.179/1 floor (parte); Mr. Lênin Florentino de Faria, Brazilian, divorced, banker, holder of RG Identity Registration no. 462488, expedited by SSP/ PB, registered under CPF/MF Individual Taxpayers’ Registry no. 203.561.374-49, residing and domiciled in the city of Rio de Janeiro, Rio de Janeiro state, with office at Praia de Botafogo, 501/4 floor, as title member of the Board of Directors, and to act as alternate member, Mrs. Adriana Duarte Chagastelles, Brazilian, married, banker, holder of Identity Registration 071794135, expedited by IFP/RJ, registered under CPF/MF Individual Taxpayers’ Registry 912.472.927-20, residing in the city and state of the Rio de Janeiro, at Conde de Bernadote Street, 26/1,206, Bloco 2; Mr. Fábio de Oliveira Moser, Brazilian, married, banker, holder of Identity Registration 061802773, expedited by IFP/RJ, registered under CPF/MF Individual Taxpayers’ Registry 777.109.677-87, with office in the city and state of Rio de Janeiro, at Praia de Botafogo, 501/4 floor, as title member of the Board of Directors, and to act as alternate member, Mr. Frederico Cavalcanti, Brazilian, married, banker, holder of Identity Registration 017341421, expedited by IFP/RJ, registered under CPF/MF Individual Taxpayers’ Registry 042.481.127-87, residing at José Higino Street, 261/603. The Board members elected herein clearly declare, in accordance with the terms of art. 35, II, of Law 8,934/94, not to be liable for any of the crimes predicted by law and which may prevent them, in any way, from carrying out any financial activity. EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING: 1 – The shareholders decided, with unanimity of the votes given and with the abstention indicated at the end of this minutes, to approve, under the terms of art. 152 of Law 6,404/76, the net global remuneration of the Management worth R$ 7.539.000,00 (seven million five hundred and thirty-nine thousand reais), in accordance with the following criteria: i) the global amount includes benefits, allowance for expenses and Senior Management Bonus, ii) the global amount excludes labor charges and Stock Option Plan; iii) the individual remuneration of the Fiscal Council’s members shall be set by the Board of Directors of the Company at, at least, 10% (ten percent) of the one that, on average, is attributed to the Senior Management of the Company, not calculating benefits, representation fees and profit sharing. 2 - The shareholders decided, with unanimity of the votes given and with the abstention indicated at the end of this minutes, to amend article 5 of the Company’s By-law to reflect the amount of Capital Stock of the Company as a result of the capital increase approved in 2004, to read as follows: “Art. 5 - The subscribed capital stock, totally paid off, is R$ 2,568,239,893.76 (two billion, five hundred and sixty-eight million, two hundred and thirty-nine thousand, eight hundred and ninety three reais and seventy-six centavos), represented by 360,039,441,183 (three hundred and sixty billion, thirty-nine million, four hundred and forty-one thousand, one hundred and eighty-three) shares, being 134.031.688.203 (one hundred and thirty-four billion, thirty-one million, six hundred and eighty-eight thousand, two hundred and three) common shares and 226,007,752,980 (two hundred and twenty-six billion, seven million, seven hundred and fifty-two thousand, nine hundred and eighty) preferred shares, all nominative shares, at no par value.” The following abstentions were registered: Kenneth Gerald Clark Junior, Telecom Italia Intenational N.V., André Lago Jakurski, IP Participações FIA, IP Green Exclusivo FIA, IP Participações Institucional FIA, BB IP Seleção FIA e Hatteras LLC in relation to all matters part of the Order of the Day referent to this minutes, as well as the abstentions filed with the Company head office, as follows: General Motors Employees Global Group Pension Trust e Kodak Retirement Income Plan, Vanguard Emerging Markets Stock Index Fund. All the shareholders present authorized the Management of the Company to carry out all legal and corporate acts for the implementation and consolidation of the By-laws in order to reflect the deliberation herein.

7) Notice to Shareholders: the Company announced that the publications pursuant to Law 6,404/76 will be made on the following newspapers: Correio Braziliense, Valor Econômico and The Federal Official Journal (Diário Oficial da União).

8) Adjournment: With nothing more to discuss, the meeting was adjourned for the drawing up of the minutes herein. The minutes were read, approved by the shareholders that constituted the quorum required for the approval of the above-mentioned deliberations.

Brasília, April 19, 2004.

Alexandre Hildebrand Garcia Chairman of the Meeting	Antonio Amaro Ribeiro de Oliveira e Silva Secretary of the Meeting

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 20, 2004

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Paulo Pedrão Rio Branco
Name: Paulo Pedrão Rio Branco Title: Financial Executive Officer